Exhibit 4.2

ALTERNUS CELAN ENERGY, INC.

DESCRIPTION OF SECURITIES REGISTERED

PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

The Company’s Third Amended and Restated Certificate of Incorporation (the “Company Charter”) authorizes the issuance of 601,000,000 shares, consisting of 600,000,000 shares of common stock and 1,000,000 shares of preferred stock. As of June 5, 2025, there are 119,718,354 shares of common stock outstanding and 60,000 shares of Series A Super Voting Preferred Stock outstanding.

Common Stock

Voting Rights

Except as otherwise provided by law or as otherwise provided in any certificate of designation for any series of preferred stock, the holders of common stock will possess all voting power for the election of our directors and all other matters requiring stockholder action and will at all times vote together as one class on all matters submitted to a vote of the stockholders of the Company. Holders of common stock will been titled to one vote per share on matters to be voted on by stockholders and will not have the right to cumulate votes in the election of directors.

Dividend Rights

Holders of common stock will be entitled to receive dividends and distributions and other distributions in cash, stock or property of the Company when, as and if declared thereon by our board of directors from time to time out of assets or funds of the Company legally available therefor.

Liquidation, Dissolution and Winding Up

Holders of common stock will be entitled to receive the assets and funds of the Company available for distribution in the event of any liquidation, dissolution or winding up of the affairs of the Company, whether voluntary or involuntary, after the rights of the holders of the preferred stock, if any, have been satisfied.

Preemptive or Other Rights

Under the Company charter, our common stockholders will have no preemptive or other subscription rights and there will be no sinking fund or redemption provisions applicable to our common stock.

Election of Directors

Our board of directors is divided into three classes, with only one class of directors being elected in each year and each class (except for those directors appointed prior to the first annual meeting of stockholders of the Combined Company) generally serving a term of three years. Class I directors will serve until the first annual meeting of stockholders following the effectiveness of the Company Charter, Class II directors will serve until the second annual meeting of stockholders following the effectiveness of the Company Charter and Class III directors will serve until the third annual meeting of stockholders pursuant to the Company Charter.

Preferred Stock

The Company Charter provides that shares of preferred stock may be issued from time to time in one or more series. Our board of directors will be authorized to establish the number of shares to be included in such series, and fix the voting powers, full or limited, or no voting power of the shares of such series, and the designation, preferences and relative, participating, optional or other special rights, if any, of the shares of each such series and any qualifications, limitations or restrictions thereof, applicable to the shares of each series. Our board of directors will be able, without stockholder approval, to issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of the common stock and could have anti-takeover effects. The ability of our board of directors to issue preferred stock without stockholder approval could have the effect of delaying, deferring or preventing a change of control of the Combined Company or the removal of management of the combined company. Although we do not currently intend to issue any shares of preferred stock, we cannot assure you that we will not do so in the future.

Series A Super Voting Preferred Stock

There are currently 60,000 shares of Series A Super Voting Preferred Stock (the “Series A”) issued to Mr. Vincent Browne, the Company’s Chief Executive Officer and Interim Chief Financial Officer.

Each share of the Series A is entitled to have the right to vote in an amount equal to 10,000 votes per share, voting with the common stock on all matters as a single class. Each share of Series A has a par value of $0.0001 per share. The Series A is not convertible into, or exchangeable for, shares of any other class or series of stock or other securities of the Company. The Series A has no stated maturity and is not subject to any sinking fund. The holders of Series A shall not be entitled to receive any distributions in the event of any liquidation, dissolution or winding up of the Company.

Warrants

Public Warrants

There are currently outstanding an aggregate of 460,000 Public Warrants, which entitle the holder to acquire common stock of the Company.

Each Public Warrant entitles the registered holder to purchase one share of common stock at a price of $287.50 per share, subject to adjustment as provided herein, at any time commencing 30 days after the completion of the Business Combination, except as discussed in the immediately succeeding paragraph. Pursuant to the warrant agreement, a Public Warrant holder may exercise its Public Warrants only for a whole number of shares of common stock. This means only a whole Public Warrant may be exercised at a given time by a Public Warrant holder. No fractional warrants will be issued upon separation of the units and only whole warrants will trade. The Public Warrants will expire five years after the completion of the Business Combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

Redemption of warrants for cash when the price per share of common stock equals or exceeds $450.00.

Once the warrants become exercisable, we may redeem the outstanding warrants (except the Sponsor Warrants and any warrants underlying additional units issued to our Sponsor, officers or directors payment of working capital loans made to us):

●	in whole and not in part;

●	at a price of $0.25 per Public Warrant;

●	upon a minimum of 30 days’ prior written notice of redemption to each Public Warrant holder; and

●	if, and only if, the reported last sale price of our common stock equals or exceeds $450.00 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations), for any 20 trading days within a 30 trading day period commencing at any time after the warrants become exercisable and ending three business days before we send the notice of redemption.

The right to exercise will be forfeited unless the Public Warrants are exercised prior to the redemption date. On and after the redemption date, a record holder of a warrant will have no further rights except to receive the redemption price for such holder’s Public Warrant upon surrender of such warrant.

We will not redeem the Public Warrants as described above unless a registration statement under the Securities Act covering the sale of the common stock issuable upon exercise of the warrants is then effective and a current prospectus relating to those shares of common stock is available throughout the 30-day redemption period or we require the warrants to be exercised on a cashless basis as described below. If and when the warrants become redeemable by us, we may not exercise our redemption right if the issuance of common stock upon exercise of the warrants is not exempt from registration or qualification under applicable state blue sky laws or we are unable to effect such registration or qualification. If we call the Public Warrants for redemption for cash as described above, we will have the option to require all holders that wish to exercise Public Warrants to do so on a “cashless basis.” In determining whether to require all holders to exercise their warrants on a “cashless basis,” we will consider, among other factors, our cash position, the number of Public Warrants that are outstanding and the dilutive effect on our stockholders of issuing the maximum number of shares of our common stock issuable upon the exercise of our Public Warrants. To exercise Public Warrants on a cashless basis, each holder would pay the exercise price by surrendering the Public Warrants in exchange for a number of shares of our common stock equal to the quotient obtained by dividing(i) the product of (A) the number of shares of our common stock underlying the Public Warrants, and(B) the difference between the “fair market value” and the exercise price of the Public Warrants by (ii) such fair market value. Solely for purposes of the preceding sentence, “fair market value” shall mean the 10-day average trading price as of the date on which the notice of exercise is received by the warrant agent. We will not redeem the Public Warrants as described above unless a registration statement under the Securities Act covering the issuance of the shares of common stock issuable upon exercise of the Public Warrants is then effective and a current prospectus relating to those shares of common stock is available throughout the 30-day redemption period. If and when the Public Warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws.

If the foregoing conditions are satisfied and we issue a notice of redemption of the Public Warrants, each Public Warrant holder will be entitled to exercise his, her or its Public Warrant prior to the scheduled redemption date. However, the price of the shares of common stock may fall below the $450.00 redemption trigger price (as may be adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a Public Warrant) as well as the $287.50 (for whole shares) exercise price after the redemption notice is issued.

No fractional shares of common stock will be issued upon exercise. If, upon exercise, a holder would be entitled to receive a fractional interest in a share, we will round down to the nearest whole number of the number of shares of common stock to be issued to the holder. If, at the time of redemption, the Public Warrants are exercisable for a security other than the shares of Class stock pursuant to the warrant agreement, the Public Warrants may be exercised for such security. At such time as the Public Warrants become exercisable for a security other than the shares of common stock, the Company (or surviving company) will use its commercially reasonable efforts to register under the Securities Act the security issuable upon the exercise of the Public Warrants.

Redemption Procedures. A holder of a Public Warrant may notify us in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such Public Warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 9.8% (or such other amount as a holder may specify) of the shares of common stock issued and outstanding immediately after giving effect to such exercise.

Anti-Dilution Adjustments. If the number of outstanding shares of common stock is increased by a capitalization or share dividend paid in shares of common stock to all or substantially all holders of shares of common stock, or by a split-up of shares of common stock or other similar event, then, on the effective date of such capitalization or share dividend, split-up or similar event, the number of shares of common stock issuable on exercise of each Public Warrant will be increased in proportion to such increase in the outstanding shares of common stock. A rights offering made to all or substantially all holders of common stock entitling holders to purchase shares of common stock at a price less than the “historical fair market value” (as defined below) will be deemed a share dividend of a number of shares of common stock equal to the product of (i) the number of shares of common stock actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for shares of common stock) and (ii) one minus the quotient of (x) the price per common stock paid in such rights offering and (y) the historical fair market value. For these purposes, (i) if the rights offering is for securities convertible into or exercisable for shares of common stock, in determining the price payable for shares of common stock, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) “historical fair market value “means the volume weighted average price of shares of common stock as reported during the 10trading day period ending on the trading day prior to the first date on which the shares of common stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

In addition, if we, at any time while the Public Warrants are outstanding and unexpired, pay a dividend or make a distribution in cash, securities or other assets to all or substantially all of the holders of the shares of common stock on account of such shares of common stock (or other securities into which the Public Warrants are convertible), other than (a) as described above, (b) any cash dividends or cash distributions which, when combined on a per share basis with all other cash dividends and cash distributions paid on the shares of common stock during the 365-day period ending on the date of declaration of such dividend or distribution does not exceed $12.50 (as adjusted to appropriately reflect any other adjustments and excluding cash dividends or cash distributions that resulted in an adjustment to the exercise price or to the number of shares of common stock issuable on exercise of each Public Warrant) but only with respect to the amount of the aggregate cash dividends or cash distributions equal to or less than $12.50 per share,(c) to satisfy the redemption rights of the holders of shares of common stock in connection with a proposed initial business combination, (d) to satisfy the redemption rights of the holders of shares of common stock in connection with a shareholder vote to amend our amended and restated certificate of incorporation (A) to modify the substance or timing of our obligation to provide holders of our shares of common stock the right to have their shares redeemed in connection with our Business Combination or to redeem 100% of our public shares if we do not complete the Business Combination within the completion window or (B) with respect to any other provision relating to the rights of holders of our shares of common stock, (e) as a result of the repurchase of shares of common stock by us if a proposed initial business combination is presented to our stockholders for approval, or (f) in connection with the redemption of our public shares upon our failure to complete our initial business combination, then the exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each share of common stock in respect of such event.

If the number of outstanding shares of common stock is decreased by a consolidation, combination, reverse share split or reclassification of shares of common stock or other similar vent, then, on the effective date of such consolidation, combination, reverse share split, reclassification or similar event, the number of shares of common stock issuable on exercise of each Public Warrant will be decreased in proportion to such decrease in outstanding shares of common stock.

The exercise price and number of shares of common stock issuable upon the exercise of the Public Warrants may be adjusted in certain circumstances including in the event of a stock dividend, extraordinary dividend or our recapitalization, reorganization, merger or consolidation. However, except as described below, the Public Warrants will not be adjusted for issuances of common stock at a price below their respective exercise prices.

The Public Warrants will be issued in registered form under a warrant agreement between Equiniti Trust Company, LLC, as warrant agent, and us. The warrant agreement provides that the terms of the Public Warrants may be amended without the consent of any holder for the purpose of (i) curing any ambiguity or correct any mistake, including to conform the provisions of the warrant agreement to the description of the terms of the Public Warrants and the warrant agreement set forth in the prospectus for our IPO, or defective provision, (ii) removing or reducing the Company’s ability to redeem the Public Warrants or (iii) adding or changing any provisions with respect to matters or questions arising under the warrant agreement as the parties to the warrant agreement may deem necessary or desirable and that the parties deem to not adversely affect the rights of the registered holders of the Public Warrants in any material respect. The warrant agreement may be amended by the parties thereto with the vote or written consent of the registered holders of the Public Warrants of at least 50% of the then outstanding Public Warrants and Sponsor Warrants, voting together as a single class, to allow for the Public Warrants to be or continue to be, as applicable, classified as equity in the Company’s financial statements. All other modifications or amendments, including any modification or amendment to increase the exercise price or shorten the exercise period, (a) with respect to the terms of the Public Warrants or any provision of the warrant agreement with respect to the Public Warrants, will require the vote or written consent of the registered holders of the warrants of at least 50% of the then outstanding Public Warrants and (b) with respect to the terms of the Sponsor Warrants or any provision of the warrant agreement with respect to the Sponsor Warrants will require the vote or written consent of at least 50% of the then Sponsor Warrants. You should review a copy of the warrant agreement, which was filed as an exhibit to the registration statement on form S-1, for a complete description of the terms and conditions applicable to the Public Warrants.

The Public Warrants may be exercised upon surrender of the Public Warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price, by certified or official bank check payable to us, for the number of Public Warrants being exercised. The Public Warrant holders do not have the rights or privileges of holders of common stock and any voting rights until they exercise their Public Warrants and receive shares of common stock. After the issuance of shares of common stock upon exercise of the Public Warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.

No fractional Public Warrants will be issued upon separation of the units and only whole Public Warrants will trade. If, upon exercise of the Public Warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round down to the nearest whole number the number of shares of common stock to be issued to the Public Warrant holder.

We have agreed that, subject to applicable law, any action, proceeding or claim against us arising out of or relating in any way to the warrant agreement will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and we irrevocably submit to such jurisdiction, which jurisdiction will be the exclusive forum for any such action, proceeding or claim. See “Risk Factors - Our warrant agreement designates the courts of the State of New York or the United States District Court for the Southern District of New York as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by holders of our warrants and rights, which could limit the ability of warrant holders or right holders to obtain a favorable judicial forum for disputes with our Company.” This provision applies to claims under the Securities Act but does not apply to claims under the Exchange Act or any claim for which the federal district courts of the United States of America are the sole and exclusive forum.

Sponsor Warrants

There are currently outstanding an aggregate of 17,800 Sponsor Warrants, which entitle the holder to acquire common stock of the Company.

The Sponsor Warrants have terms and provisions that are identical to those of the Public Warrants which were sold as part of the units in the IPO, except that: (i) they will not be redeemable by us, (ii) they may be exercised for cash or on a cashless basis (iii) they (along with the common stock issuable upon exercise of the Sponsor Warrants) are entitled to registration rights, as described below and (iv) the initial purchasers have agreed not to transfer, assign or sell any of the Sponsor Warrants (or the shares of common stock and Sponsor Warrants included therein), until 30 days after the completion of the Business Combination. The Sponsor Warrants will not become public warrants as a result of any transfer of the Sponsor Warrants, regardless of the transferee. Any amendment to the terms of the Sponsor Warrants or any provision of the warrant agreement with respect to the Sponsor Warrants will require the vote or written consent of at least 50% of the then outstanding Sponsor Warrants.

If holders of the Sponsor Warrants elect to exercise them on a cashless basis, they would pay the exercise price by exchanging their warrants for that number of shares of common stock equal to the quotient obtained by dividing (x) the product of the number of shares of common stock underlying the warrants, multiplied by the difference between the exercise price of the warrants and of the “historical fair market value” (defined below) by (y) the historical fair market value. For these purposes, the “historical fair market value” shall mean the average reported closing price of the shares of common stock for the 10 trading days ending on the third trading day prior to the date on which the notice of warrant exercise is sent to the warrant agent.

SCM Tech Warrants

There are currently outstanding an aggregate of 19,600 SCM Tech Warrants which entitle the holder to acquire common stock of the Company.

There are 12,000 SCM Tech 1 Warrants which have an exercise price of $0.25 per share. There are 4,000 SCM Tech 2 Warrants which have an exercise price of $287.50 per share. The SCM Tech 1 & 2 Warrants have a term of ten years and may be exercised at any time on or prior to December 2033. There are 3,600 SCM Tech 3 warrants exercisable at $0.25 per share with a five-year term that expire on February 5, 2029.

The SCM Warrants are exercisable at any time at the option of the holder. The Company determined that the Warrants meet the conditions for equity classification. The exercise price and number of the shares issuable under the SCM Tech Warrants are subject to customary adjustments for certain stock dividends, stock splits, subsequent rights offerings, pro rata distributions or certain equity structure changes.

3i Warrants

There are currently outstanding an aggregate of 36,493,105 3i Warrants which entitle the holder to acquire common stock of the Company.

There are 2,493,105 3i Warrants which have an exercise price of $1.00 per share and a term of 5 and ½ years, and consist of the following: 1,155,600 of these warrants expire on October 20, 2029, 425,571 of these warrants expire on April 1, 2030, 325,257 of these warrants expire on April 21, 2030, 455,967 of these warrants expire on May 12, 2030, and 130,710 of these warrants expire on June 5, 2030.

3i also holds warrants to purchase up to 34,000,000 shares of the Company’s common stock at an exercise price of $0.03 per share. This warrant is exercisable immediately and will expire on October 28, 2030.

The 3i Warrants are exercisable at any time at the option of the holder. The Company determined that the Warrants meet the conditions for equity classification. The exercise price and number of the shares issuable under the 3i Warrants are subject to customary adjustments for certain stock dividends, stock splits, subsequent rights offerings, pro rata distributions or certain equity structure changes.

Maxim Warrants

There are currently outstanding an aggregate of 152,823 Maxim Warrants which entitle the holder to acquire common stock of the Company.

There are 9,644 warrants which have an exercise price of $13.18 per share, which are exercisable at any time on or after October 19, 2024 and will expire on July 31, 2027. There are also a total of 66,876 warrants exercisable at $2.20 per share, which consists of the following: 21,278 exercisable at any time on or after April 1, 2025 and will expire on December 19, 2027; 16,263 exercisable at any time on or after April 21, 2025 and will expire on December 19, 2027; 22,799 exercisable at any time on or after May 12, 2025 and will expire on December 19, 2027; 6,536 exercisable at any time on or after June 5, 2025 and will expire on December 19, 2027.

Maxim also holds warrants to purchase up to 76,303 shares of the Company’s common stock at an exercise price of $0.4059 per share, exercisable at any time after July 23, 2025 and expiring on January 23, 2030.

The Company determined that the Maxim Warrants meet the conditions for equity classification. The exercise price and number of the shares issuable under these warrants are subject to customary adjustments for certain stock dividends, stock splits, subsequent rights offerings, pro rata distributions or certain equity structure changes.

Anti-Takeover Effects of Provisions of the Company Charter, the Bylaws and Applicable Law

Certain provisions of the Company Charter, Bylaws, and laws of the State of Delaware, where the Company is incorporated, may discourage or make more difficult a takeover attempt that a stockholder might consider in his or her best interest. These provisions may also adversely affect prevailing market prices for the Company’s common stock. The Company believes that the benefits of increased protection give the Company the potential ability to negotiate with the proponent of an unsolicited proposal to acquire or restructure the Company and outweigh the disadvantage of discouraging those proposals because negotiation of the proposals could result in an improvement of their terms.

Authorized but Unissued Shares

Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of the Nasdaq, which would apply if and so long as the Company’s common stock remains listed on the Nasdaq require stockholder approval of certain issuances equal to 20% or more of the then outstanding voting power or then outstanding number of shares of common stock. Additional shares that may be used in the future may be issued for a variety of corporate purposes, including future public offerings, to raise additional capital, or to facilitate acquisitions. The existence of authorized but unissued and unreserved common stock and preferred stock could make more difficult or discourage an attempt to obtain control of the Company by means of a proxy contest, tender offer, merger, or otherwise.

Number of Directors

The Company Charter and the Bylaws provide that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors may be fixed from time to time pursuant to a resolution adopted by our board of directors. The current number of directors is set at six.

Requirements for Advance Notification of Stockholder Meetings, Nominations and Proposals

The Bylaws establish advance notice procedures with respect to stockholder proposals and nomination of candidates for election as directors, other than nominations made by or at the direction of our board of directors or a committee of our board of directors. In order to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide the Company with certain information. Generally, to be timely, a stockholder’s notice must be received at the Company’s principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary of the immediately preceding annual meeting of stockholders. The Bylaws also specify requirements as to the form and content of a stockholder’s notice. The Bylaws allow the chairman of the meeting at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions may also defer, delay, or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to influence or obtain control of the Company.

Dissenters’ Rights of Appraisal and Payment

The DGCL, provides that, the Company’s stockholders would have appraisal rights in connection with a merger or consolidation of the Company under certain circumstances. If appraisal rights were available, pursuant to the DGCL, stockholders who complied with certain requirements would have had the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery. However, there are no appraisal rights available in connection with the business combination.

Stockholders’ Derivative Actions

Under the DGCL, any of the Company’s stockholders may bring an action in the Company’s name to procure a judgment in the Company’s favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of the Company’s shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law.

Transfer Agent, Warrant Agent and Registrar

The Transfer Agent for the Company’s capital stock is Equiniti Trust Company, LLC. The Company will agree to indemnify Equiniti Trust Company, LLC in its roles as Transfer Agent and warrant agent, its agents and each of its stockholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence, willful misconduct or bad faith of the indemnified person or entity.

Listing of Common Stock

Our common stock is listed on Nasdaq under the symbol “ALCE”.

Transfer Agent

The transfer agent for our common stock and public warrants is Equiniti Trust Company, LLC.